Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

To the Hill!

With the merger announcement under our belt, the US Airways and American Airlines management teams are now turning their attention to the next milestone in this process: Regulatory approval. The regulatory process is a standard component of any merger, and we continue to look forward to closing the transaction in the third quarter of this year.

Helping to guide the companies through this process are US Executive Vice President, Corporate and Government Affairs, Steve Johnson and AA Senior Vice President, General Counsel and Chief Compliance Officer Gary Kennedy . The two legal experts testified before the House Subcommittee on Regulatory Reform, Commercial and Antitrust Law Tuesday about the many important benefits of our planned combination. Steve’s and Gary’s testimony was also attended by representatives of

US Airways’ and American Airlines’ pilot and flight attendant unions, who were there to show their support for the merger . The labor unions of both companies share our belief that this merger is the best path forward for all our employees .

“The financial stability of the combined company will also provide very significant benefits to our employees including better pay and benefits and a path to compensation that is equal to that of their counterparts at Delta and United; more jobs and greatly improved job security; and better opportunities for advancement.” - Steve Johnson

Gary Kennedy (far left) and Steve Johnson with US Airways flight attendants following the hearing on Tuesday. .

“Consumers will have three strong, healthy global network carriers from which to choose, as well as a number of low cost carriers... The new American will have the financial strength to invest the resources needed to improve the customer experience, including new aircraft, cutting edge products and services, and the technology and tools designed to help our employees deliver superior service to our customers.” - Gary Kennedy

Tuesday, March 19

Doug Parker and Tom Horton are scheduled to make a joint appearance before the U.S. Senate Judiciary Committee Subcommittee on Antitrust, Competition Policy and Consumer Rights.

INSIDE

Let’s get together: Integration update . . . . . . . . . . pg 2 A look at the New American . . . . . . . . . . . . . . . pg 2 Hub love . . . . . . . . . . . . . . . . . . . . . . . . . pg 3 Heard in the sky . . . . . . . . . . . . . . . . . . . . . pg 4 Lovely Legal Language . . . .. . . . . . . . . . . . . . pg 5

Let's get together: Integration update

The successful integration of American Airlines and US Airways is a key step in making us a premier global airline. Earlier this week, we kicked off the transition-planning process by announcing the two leads of our joint integration team: US President Scott Kirby and AA Chief Restructuring Officer Bev Goulet.

Scott and Bev, along with a team of senior leaders from both airlines, will be in charge of ensuring that we have the most effective integration processes to combine the best of both companies and that we're ready to implement them soon after the merger closes. We will continue to update you as transition planning work continues.

Scott Kirby

- Current President of US Airways
- Has worked at US Airways since 1995
- Was team leader of US Airways during its merger analysis and negotiations
- Climbed Mt. Kilimanjaro in Tanzania, Africa with his brother in 2011
- Rock climbing and hiking in Arizona are among his hobbies
- Worked for American Airlines Decision Technologies (AADT), a subsidiary of AMR, before joining America West Airlines in 1995
- Worked at the Pentagon before joining the airline industry



US Airways President
Scott Kirby

Bev Goulet

- Current Chief Restructuring Officer of American Airlines
- Has worked at American Airlines since 1993
- Led American Airlines' bankruptcy, one of the fastest and most successful airline restructuring in history
- Lived in Panama and Venezuela growing up, so working in the travel industry is a natural
- If she had to pick a favorite place to travel, it might be Paris
- iPod contains show tunes and classic rock, with some classical music



American Airlines Chief
Restructuring Officer
Bev Goulet

"The airline industry is evolving and perhaps the pieces are in finally in place for it to experience a period of financial stability. None of us should expect this latest merger announcement to result in airfares rising to unacceptable levels. If it does, there will be enough low-cost carriers looking for opportunities to grow."
– Daniel Friedenzohn, Assistant Professor of Aeronautical Science
Embry-Riddle Aeronautical University (Feb. 24, 2013)

"Overlapping routes are bad, and connecting routes are good. If you put these two airlines on a map you're going to see a lot of complementary routes but you're not going to see very many where the two of them fly on the same route."
– Herbert Hovenkamp, Professor of Law and Antitrust
University of Iowa College of Law (Feb. 13, 2013)

A look at the New American

The new American Airlines will be a member of the Fortune 500, *Fortune Magazine*'s annual list of the country's 500 largest corporations as measured by total yearly revenue. Here are some fun facts about the list and our expected ranking:

~$40 billion
Combined revenues

68*
Projected ranking

Similarly ranked companies

- Walt Disney ($40.9 billion)
- Sears Holdings ($41.5 billion)
- Morgan Stanley ($39.4 billion)
- Sysco Systems ($39.3 billion)
- FedEx ($39.3 billion)
- Google ($37.9 billion)

Way back when…

The first-ever Fortune 500 list appeared in 1955. Back then, #68 on the list was PPG Industries, with $431 million in annual revenues. Compared to that number, the new American's combined revenues will be an increase of nearly 10,000 percent!

**based on 2012 list*

Send your questions to corporate.communications@usairways.com

2

Hub love

To help our employees learn more about our operations as a merged carrier, each issue of *Arrivals* will spotlight one of the combined company's hubs. Check out this weekly feature for fun facts and information about the new American's nine biggest operational centers.

Dallas Fort-Worth (DFW)

Home of American Airlines' current headquarters and the future CHQ of the combined company, Dallas-Fort Worth is American's largest hub and one of the first in its network.

- American Airlines first established a presence there in 1981, making it the company's oldest hub along with Chicago.
- American Airlines flights account for 85 percent of current traffic to and from the airport.
- There are seven runways at DFW and 155 gates.
- DFW is the fourth largest airport in the world in terms of operations, the eighth in terms of passengers.
- Every major city in the continental U.S. can be accessed within four hours by 11 domestic carriers.



Above, the Dallas skyline.



Left, at the Dallas/Fort Worth International Airport, travelers can walk under the arch or around the legs of the wishbone from the entrance into the ticket hall and can be heard saying, "Just meet me at the Wishbone."

How will the merger benefit DFW?

The merger of US Airways and American Airlines will:

- Give DFW access to 35 additional cities on the East Coast, increasing its presence and importance as a hub.
- Strengthen DFW's national and international connectivity. Together US Airways and American Airlines offer 786 daily departures out of DFW.
- Support jobs and communities in the region. Together the two companies employ 24,600 people and serve 22 locations throughout the state.

"[I'm] glad to see it finally happening. It will be a great airline for travelers and continue to grow. Fort Worth will remain their home and we are very pleased about that. Still lots of details to be answered, but I feel good about it."
– Betsy Price, Mayor, City of Fort Worth (Feb. 14, 2013)

"The newly merged airline will continue as an important contributor to the Dallas/Fort Worth economy and a major piece of the United States aviation and transportation infrastructure needed to connect our region to the world."
– Jeff Fegan, CEO, Dallas/Fort Worth International Airport (Feb. 14, 2013)

"The most important thing DFW can do is establish international trade routes for us and by having American Airlines be stronger out of bankruptcy, they're going to be able to fly to more markets and more places."
– Mike Rawlings, Mayor, City of Dallas (Feb. 14, 2013)

Did You Know? DFW Metroplex Fun Facts

- The frozen margarita machine was invented in Dallas.
- With the roof enclosed, the entire Statue of Liberty could fit into the Cowboys Stadium.
- The Dallas Arts District is the largest urban arts district in the United States.
- The Trinity River Corridor Project, when completed, will be more than 10 times the size of Central Park.
- The first convenience store, 7-eleven, got its start in Dallas and the corporation is headquartered there today.
- Lamar Hunt, founder of the American Football League, was a noted Dallas resident when he coined the phrase "Super Bowl."
- The Dallas area is the largest metropolitan area in the nation not on a navigable body of water.

Send your questions to corporate.communications@usairways.com 3

Heard in the sky

Arrivals asked AA’s DFW employees: “With American’s big presence in Latin and South America, many destinations will be new to US Airways employes. What places would you recommend they explore?”

“Santiago – the view of the majestic Andes Mountains fills you with anticipation as the aircraft approaches the runway for landing . The city is vibrant .

You can easily get around using public transportation and the city subway is known for being one of the cleanest and safest in the world .”

- Denise Canelas

Sr . Specialist, Engagement Strategies

“Buenos Aires is considered the Paris of South America. Whether you’re catching a Tango show or enjoying a night on the town, Buenos Aires is world class. The weekend arts market around Recoleta is a must .”

- Eric Guatemala

Sr . Analyst, Airport Operations

“From Guatemala City you are less than an hour away from Antigua, a beautiful colonial town and a World Heritage site.

The food was delicious and cheap and the town was easy to navigate on foot .”

- Luis Medina

Infrastructure Engineer

Tools you can use

New videos

Want to relive the excitement of launch day? Check out Wings for two new videos that capture the spirit of the historic announcement:

A recap reel capturing highlights from the positive media coverage surrounding our launch

Behind-the-scenes footage of announcement day

As a reminder, you can find additional video footage from launch day on Wings and www.newAmericanarriving.com, including an informational video about the two companies and our histories, and a live recording of the announcement press conference .

Arrivals on the go

Arrivals is now available through the subscription list on

Wings, meaning you can receive Arrivals (and AboutUS and US Daily!) straight to your personal inbox. Don’t worry, we won’t share your email information .

If you have a smartphone, Arrivals is available via an app shortcut .. Simply visit the Wings homepage from your smartphone to follow the directions the bottom of the page .

Lovely Legal Language

Following is legal language, which we’re required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,”

“estimate,” “plan,” “project,” “could,” “should,” “would,”

“continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus . Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor

US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Stay in the Know

We’ll continue sending you updates to keep you informed. In the meantime, please visit:

Wings (wings.usairways.com)

www.newAmericanarriving.com – a website dedicated to the new American Airlines that features relevant employee info and will be regularly updated

Follow us on Twitter at @USAirways and @USemployees, and on Facebook at US Airways

Questions: corporate .communications@usairways .com

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements,

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction .

INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www .usairways .com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor .relations@aa .com .

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction . Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction .